UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of May 2021

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 4 May 2021 entitled ‘Total voting rights and issued capital’
2.Stock Exchange announcement dated 4 May 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
3.Stock Exchange announcement dated 6 May 2021 entitled ‘Appendix 3Z – Final Director’s Interest Notice’
4.Stock Exchange announcement dated 6 May 2021 entitled ‘Appendix 3D – Changes relating to buy-back (except minimum holding buy-back)’
5.Stock Exchange announcement dated 7 May 2021 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
6.Media release dated 12 May 2021 entitled ‘Charge On Innovation Challenge: Global competition launched to electrify mine truck fleets’
7.Stock Exchange announcement dated 18 May 2021 entitled ‘Bank of America Global Metals, Mining & Steel Conference’
8.Media release dated 21 May 2021 entitled ‘Rio Tinto partners with InoBat to explore innovative lithium battery initiative’
9.Stock Exchange announcement dated 27 May 2021 entitled ‘Publication of Report on Payments to Governments for the year ended 31 December 2020’
10.Media release dated 27 May 2021 entitled ‘Rio Tinto and Comptech partner to deliver next generation of electric vehicle and 5G giga-casting alloys’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 June 2021	Date	1 June 2021